Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG Life Tech Corporation Launches BlendSure(TM)
Proprietary Blend Offers Flexibility in Formulation, Balanced Taste Profile, and Competitive Pricing

Vancouver, B.C. July 19, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) ( GLG or the Company ), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announced today the launch of BlendSure(TM) at the Institute of Food Technologists conference in Chicago, IL. GLG researchers developed BlendSure(TM) by isolating various components of the stevia plant and then blending them in a proprietary ratio to deliver a consistent, balanced, and sucrose-like taste profile that is both heat and pH stable and works well in a carbonated beverage formulation. Further, BlendSure(TM) offers high quality taste at a competitive price point.

BlendSure(TM) is the first product in our industry that offers a blended stevia-based sweetening system that combines specific glycosides such as rebaudioside A and pure stevioside together to deliver sugar like sweetness while also providing a favorable cost of goods position for our customers said James Kempland, GLG vice president of marketing. As a leader in the stevia industry, we continue to develop innovative stevia-based product offerings like BlendSure(TM), which address emerging needs in the sweetener market.

GLG developed BlendSure(TM) to provide food and beverage companies and consumers a natural sweetener with zero calories, zero carbohydrates, and a zero glycemic index, at a price point that is comparable and competitive to sugar. The product can be used both in food and beverages, and as a tabletop sweetener, in order to reduce calories and provide a great tasting, stable sweetening system that offers flexibility and scope in formulation. BlendSure(TM) may also be combined with other natural sweeteners such as sugar.

BlendSure(TM) has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure(TM) underwent and passed a rigorous safety review performed by GRAS Associates qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration s (FDA) safety criteria. GRAS is an FDA authorized process which is designed to enhance consumer confidence in a variety of products in the marketplace. GLG will additionally file its dossier for a no-objection letter from the FDA in the near future.

Exceeding a total steviol glycosides reading of 95%, BlendSure(TM) also meets the Joint FAO/WHO Expert Committee on Food Additives (JECFA) international standard for stevia extracts.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

Media Inquiries
Micah Hirschfield
Fleishman-Hillard
+1 (713) 513-9516 office
+1 (512) 799-5520 mobile
Micah.hirschfield@fleishman.com

Contact
James Kempland
Vice President, Marketing
GLG Life Tech Corporation
+1 (312) 371-4012
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.